UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 24, 2012

NXP Semiconductors N.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven – The Netherlands

This report further contains the press release dated July 24, 2012 entitled “NXP Semiconductors Reports Second Quarter 2012 Results”.

Exhibits

1.	press release dated July 24, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the 24th day of July 2012.

NXP Semiconductors N.V.

/s/ K.-H. Sundström
K.-H. Sundström, CFO

Exhibit 1

NXP Semiconductors Reports Second Quarter 2012 Results

Operational Results Ahead of Expectations

Q2 2012
Revenue	$1,094 million

GAAP Gross margin	49.2%
GAAP Operating margin	14.3%
GAAP Loss per share	($0.36)

Non-GAAP Gross margin	46.2%
Non-GAAP Operating margin	18.6%
Non-GAAP Earnings per share	$0.45

•	Trailing twelve month adjusted EBITDA $974 million

•	Net debt reduced $865 million year-on-year to $2,982 million

•	Product revenue growth of 12 percent sequentially

Eindhoven, The Netherlands, July 24, 2012 – NXP Semiconductors N.V. (NASDAQ: NXPI) today reported financial results for the second quarter of 2012, ended July 1, 2012, and provided guidance for the third quarter 2012.

“We are very pleased with our performance during the second quarter of 2012 as we delivered revenue of $1,094 million, which was above the upper end of our guidance range. We experienced growth in every one of our target end markets, notwithstanding the uncertain macro environment we find ourselves operating within. Furthermore, our results during the quarter are a positive indication of the company specific opportunities we have previously communicated. The growth drivers that contributed to our second quarter results are in the early stages and we anticipate further contribution in future periods. We are committed to further investments in our product portfolio that should enable future top-line growth in our core target markets, and when combined with our deep applications knowledge and customer focus should enable NXP to grow in excess of the overall semiconductor industry,” said Richard Clemmer, NXP Chief Executive Officer.

Second Quarter 2012 Results ($ millions, except EPS, unaudited)

	Q2 2011	Q1 2012	Q2 2012	Q - Q	Y - Y
Product Revenue	$1,025	$912	$1,022	12.1%	-0.3%
Mfg. & Other Revenue	$96	$66	$72	9.1%	-25.0%

Total Revenue	$1,121	$978	$1,094	11.9%	-2.4%
GAAP Gross Profit	$523	$424	$538	26.9%	2.9%
Gross Profit Adjustments (1)	$(13)	$(9)	$33
Non-GAAP Gross Profit	$536	$433	$505	16.6%	-5.8%
GAAP Gross Margin	46.7%	43.4%	49.2%
Non-GAAP Gross Margin	47.8%	44.3%	46.2%
GAAP Operating Income	$133	$55	$156	183.6%	17.3%
Operating Income Adjustments (1)	$(96)	$(86)	$(48)
Non-GAAP Operating Income	$229	$141	$204	44.7%	-10.9%
GAAP Operating Margin	11.9%	5.6%	14.3%
Non-GAAP Operating Margin	20.4%	14.4%	18.6%
GAAP Net Income / (Loss)	$84	$(24)	$(90)	NM	NM
Net Income Adjustments (1)	$(46)	$(72)	$(203)
Non-GAAP Net Income / (Loss)	$130	$48	$113	135.4%	-13.1%
GAAP EPS	$0.33	$(0.10)	$(0.36)	NM	NM
EPS Adjustments (1)	$(0.18)	$(0.29)	$(0.81)
Non-GAAP EPS	$0.51	$0.19	$0.45	136.8%	-11.8%

1)	Please see “Discussion of GAAP to non-GAAP Reconciliation” on page 3 of this release.

Supplemental Information ($ millions, unaudited)

	Q2 2011	Q1 2012	Q2 2012	Q2 % Total	Q - Q	Y - Y
Automotive	$251	$229	$244	22.3%	6.6%	-2.8%
Identification	$194	$187	$234	21.4%	25.1%	20.6%
Infrastructure & Industrial	$157	$137	$146	13.3%	6.6%	-7.0%
Portable & Computing	$177	$157	$179	16.4%	14.0%	1.1%

High Performance Mixed Signal (HPMS)	$779	$710	$803	73.4%	13.1%	3.1%
Standard Products (STDP)	$246	$202	$219	20.0%	8.4%	-11.0%

Product Revenue	$1,025	$912	$1,022	93.4%	12.1%	-0.3%
Manufacturing & Other	$96	$66	$72	6.6%	9.1%	-25.0%

Total Revenue	$1,121	$978	$1,094	100.0%	11.9%	-2.4%

Product Revenue is the combination of revenue from the High Performance Mixed Signal (HPMS) and Standard Products (STDP) segments. As of the second quarter of 2012 certain end market designations within the HPMS segment have been redefined to better align with the overall market focus of the segment. The changes only effect the end market designations previously known as “Wireless Infrastructure, Industrial and Lighting (WILI)” and “Mobile Consumer and Computing (MCC)” end market designations. All prior periods have been restated, in addition to the product category changes and a full historical reconciliation is included in the accompanying supplemental presentation available in the investors section on the NXP website (www.nxp.com).

Additional Information for the Second Quarter of 2012:

•	The total debt balance at the end of the second quarter 2012 was $3,819 million, a decline of $10 million from the $3,829 million in the prior quarter.

•	NXP repurchased 1.6M shares for a total cost of approximately $37 million.

•	Net cash interest paid in the second quarter of 2012 was $30 million.

•

SSMC, NXP’s consolidated joint-venture wafer fab with TSMC, reported second quarter 2012 operating income of $38 million, EBITDA of $49 million and a closing cash balance of $192 million. During the second quarter SSMC paid a dividend of $100 million, of which $39 million was paid to TSMC.

•	Utilization in NXP wafer fabs averaged 92 percent in the second quarter 2012 compared to 94 percent in the year ago period and 84 percent in the prior quarter.

Guidance for the Third Quarter 2012: ($ millions, except share count and EPS) (1)

	Guidance Range
	Low	Mid	High
Product Revenue	$1,083	$1,114	$1,145
Q-Q	6%	9%	12%
Mfg. & Other Revenue	$60	$60	$60

Total Revenue	$1,143	$1,174	$1,205
Q-Q	4%	7%	10%
Non-GAAP Gross Profit	$526	$546	$567
Non-GAAP Gross Margin	46.0%	46.5%	47.0%
Non-GAAP Operating Income	$217	$235	$253
Non-GAAP Operating Margin	19.0%	20.0%	21.0%
Interest Expense	$68	$68	$68
Cash Taxes	$9	$11	$12
Non-controlling Interest	$12	$14	$16

Non-GAAP Net Income	$128	$142	$157
Ave. Diluted Shares	254	254	254
Non - GAAP EPS	$0.50	$0.56	$0.62

Note (1): NXP has based the guidance included in this release on judgments and estimates that management believes are reasonable given its assessment of historical trends and other information reasonably available as of the date of this release. The guidance included in this release consists of predictions only, and is subject to a wide range of known and unknown risks and uncertainties, many of which are beyond NXP’s control. The guidance included in this release should not be regarded as representations by NXP that the estimated results will be achieved. Actual results may vary materially from the guidance we provide today. In relation to the use of non-GAAP financial information see the note regarding “Use of Non-GAAP Financial Information” elsewhere in this release. For the factors, risks and uncertainties to which judgments, estimates and forward-looking statements generally are subject see the note regarding “Forward-looking Statements.” We undertake no obligation to publicly update or revise any forward-looking statements, including the guidance set forth herein, to reflect future events or circumstances. Considering the uncertain magnitude and variability of the foreign exchange consequences upon “PPA effects”, “restructuring costs”, “other incidental items” and any interest expense or taxes in future periods, management believes that GAAP financial measures are not available for NXP on a forward looking basis.

Discussion of GAAP to non-GAAP Reconciliations

In addition to providing financial information on a basis consistent with U.S. generally accepted accounting principles (“GAAP”), NXP also provides the following selected financial measures on a non-GAAP basis: (i) “non-GAAP gross profit,” (ii) “non-GAAP gross margin,” (iii) “non-GAAP Research and development,” (iv) “non-GAAP Selling, general and administrative,” (v) non-GAAP Other income,” (vi) “non-GAAP operating income (loss),” (vii) “non-GAAP operating margin,” (viii) “non-GAAP net income/ (loss),” (ix) “PPA effects”, (x) “Restructuring costs”, (xi) “Other incidental items”, (xii) “non-GAAP Financial Income (expense)”, (xiii) “non-GAAP Results relating to equity-accounted investees,” (xiv) “non-GAAP Cash tax (expense)”, (xv) “non-GAAP EPS,” (xvi) “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” and (xvii) “net debt.”

In this release, references to:

•

“non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income”, “non-GAAP operating income (loss)” and “non-GAAP net income/ (loss)” are to NXP’s gross profit, research and development, selling general and administrative, operating income and net income/ (loss) calculated on a basis consistent with GAAP, net of the effects of purchase price accounting (“PPA”), restructuring costs and certain other incidental items. “PPA effects” reflect the fair value adjustments impacting acquisition accounting and other acquisition adjustments charged to the income statement applied to the formation of NXP on September 29, 2006 and all subsequent acquisitions. “Restructuring costs” consist of costs related to restructuring programs and gains and losses resulting from divestment activities and impairment charges. “Other incidental items” consist of process and product transfer costs (which refer to the costs incurred in transferring a production process and products from one manufacturing site to another) and certain charges related to acquisitions and divestitures. “Other adjustments” include or exclude certain items that management believes provides insight into our core operating results, our ability to generate cash and underlying business trends affecting our performance.

•	“non-GAAP gross margin” and “non-GAAP operating margin” are to our non-GAAP gross profit or our non-GAAP operating income as a percentage of our sales, respectively;

•

“non-GAAP Financial Income (expense)” is the interest income or expense net of impacts due foreign exchange changes on our Euro-denominated debt, gains or losses due to the extinguishment of long-term debt and less other financial expenses deemed to be one-time in nature;

•	“non-GAAP Cash tax (expense)” is the difference between our GAAP tax provision and the cash taxes paid during the period;

•

“non-GAAP EPS” attributable to stockholders are to non-GAAP net income or loss attributable to NXP’s stockholders, divided by the weighted average number of common shares outstanding during the period, adjusted for treasury shares held;

•

“EBITDA” are to NXP’s earnings before interest, taxes, depreciation and amortization. “EBITDA” excludes certain tax payments that may represent a reduction in cash available to us, does not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future, does not reflect changes in, or cash requirements for, our working capital needs and does not reflect the significant financial expense, or the cash requirements necessary to service interest payments, on our debts;

•	“adjusted EBITDA” are to EBITDA after adjustments for “restructuring costs,” “other incidental items” and results related to equity accounted investees.

•	“trailing 12 month adjusted EBITDA” are to adjusted EBITDA for the last 12 months from the date of this release; and

•	“net debt” is to the sum total of long and short term debt less total cash and cash equivalents, as reflected on the balance sheet.

Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled “Financial Reconciliation of GAAP to non-GAAP Results (unaudited).”

NXP provides non-GAAP measures because management believes that they are helpful to understand the underlying operating and profit structure of NXP’s operations, to provide additional insight as to how management assesses the performance and allocation of resources among its various segments and because the financial community uses them in its analysis of NXP’s operating and/or financial performance, historical results and projections of NXP’s future operating results. NXP presents “non-GAAP gross profit,” “non-GAAP research and development”, “non-GAAP Selling, general and administrative”, “non-GAAP Other income,” “non-GAAP operating income,” “non-GAAP net income/ (loss),” “non-GAAP gross margin,” “non-GAAP operating margin” and “non-GAAP EPS” because these financials measures are net of “PPA effects,” “restructuring costs”, “other incidental items,” and “other adjustments” which have affected the comparability of NXP’s results over the years. NXP presents “EBITDA,” “adjusted EBITDA” and “trailing 12 month adjusted EBITDA” because these financials measures enhance an investor’s understanding of NXP’s financial performance.

Non-GAAP measures should not be considered a substitute for any information derived or calculated in accordance with GAAP, are not intended to be measures of financial performance or condition, liquidity, profitability or operating cash flows in accordance with GAAP, and should not be considered as alternatives to net income (loss), operating income or any other performance measures determined in accordance with GAAP. These non-GAAP measures can vary from other participants in the semiconductor industry. They have limitations as analytical tools and should not be considered in isolation for analysis of NXP’s financial results as reported under GAAP.

Conference Call and Webcast Information

NXP will host a conference call on July 24, 2012 at 7:30 a.m. U.S. Eastern Daylight Time (1:30 p.m. Central European Time) to discuss its second quarter 2012 results and provide an outlook for the third quarter of 2012.

Interested parties may join the conference call by dialing 1 - 866 - 788 - 0542 (within the U.S.) or 1 - 857 - 350 - 1680 (outside the U.S.). The participant passcode is 32812713. To listen to a webcast of the event, please visit the Investor Relations section of the NXP website at www.nxp.com/investor. The webcast will be recorded and available for replay shortly after the call concludes.

About NXP Semiconductors

NXP Semiconductors N.V. (NASDAQ: NXPI) provides High Performance Mixed Signal and Standard Product solutions that leverage its leading RF, Analog, Power Management, Interface, Security and Digital Processing expertise. These innovations are used in a wide range of automotive, identification, wireless infrastructure, lighting, industrial, mobile, consumer and computing applications. A global semiconductor company with operations in more than 25 countries, NXP posted revenue of $4.2 billion in 2011. Additional information can be found by visiting www.nxp.com.

Forward-looking Statements

This document includes forward-looking statements which include statements regarding NXP’s business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. By their nature, forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include the following: market demand and semiconductor industry conditions; the ability to successfully introduce new technologies and products; the end-market demand for the goods into which NPX’s products are incorporated; the ability to generate sufficient cash, raise sufficient capital or refinance corporate debt at or before maturity; the ability to meet the combination of corporate debt service, research and development and capital investment requirements; the ability to accurately estimate demand and match manufacturing production capacity accordingly or obtain supplies from third-party producers; the access to production capacity from third-party outsourcing partners; any events that might affect third-party business partners or NXP’s relationship with them; the ability to secure adequate and timely supply of equipment and materials from suppliers; the ability to avoid operational problems and product defects and, if such issues were to arise, to correct them quickly; the ability to form strategic partnerships and joint ventures and to successfully cooperate with alliance partners; the ability to win competitive bid selection processes to develop products for use in customers’ equipment and products; the ability to successfully establish a brand identity; the ability to successfully hire and retain key management and senior product architects; and, the ability to maintain good relationships with our suppliers. In addition, this document contains information concerning the semiconductor industry and NXP’s business segments generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, NXP’s market segments and product areas may develop. NXP has based these assumptions on information currently available, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While NXP does not know what impact any such differences may have on its business, if there are such differences, its future results of operations and its financial condition could be materially adversely affected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak to results only as of the date the statements were made. Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, NXP does not have any intention or obligation to publicly update or revise any forward-looking statements after we distribute this document, whether to reflect any future events or circumstances or otherwise. For a discussion of potential risks and uncertainties, please refer to the risk factors listed in our SEC filings. Copies of our SEC filings are available on our Investor Relations website, www.nxp.com/investor or from the SEC website, www.sec.gov.

NXP Semiconductors

Table 1: Condensed consolidated statement of operation (unaudited)

($ in millions except share data)	Three Months Ended
	July 3, 2011	April 1, 2012	July 1, 2012
Revenue	$1,121	$978	$1,094
Cost of revenue	(598)	(554)	(556)

Gross profit	523	424	538
Research and development	(165)	(148)	(156)
Selling, general and administrative	(229)	(222)	(231)

Total operating expenses	(394)	(370)	(387)
Other income (expense)	4	1	5

Operating income (loss)	133	55	156
Financial income (expense):
Interest income (expense) - net	(79)	(76)	(70)
Foreign exchange gain (loss) on debt	85	53	(104)
Gain (loss) on extinguishment of long term debt	(14)	(36)	—
Other financial expense	(11)	(14)	(4)

Income (loss) before taxes	114	(18)	(22)
Benefit (provision) for income taxes	—	5	(7)
Results relating to equity-accounted investees	(15)	1	(45)

Income (loss) from continuing operations	99	(12)	(74)
Income (loss) on discontinued operations, net of tax	(2)	1	—

Net income (loss)	97	(11)	(74)
Net (income) loss attributable to non-controlling interests	(13)	(13)	(16)

Net income (loss) attributable to stockholders	84	(24)	(90)
Earnings per share data:
Net income (loss) attributable to stockholders per common share
Basic earnings per common share in $
Income (loss) from continuing operations	$0.35	$(0.10)	$(0.36)
Income (loss) from discontinued operations	$(0.01)	$—	$—

Net income (loss)	$0.34	$(0.10)	$(0.36)
Diluted earnings per common share
Income (loss) from continuing operations	$0.34	$(0.10)	$(0.36)
Income (loss) on discontinued operations	$(0.01)	$—	$—

Net income (loss)	$0.33	$(0.10)	$(0.36)

Weighted average number of shares of common stock (in thousands):
Basic	249,957	247,979	248,272
Diluted	256,273	247,979	248,272

NXP Semiconductors

Table 2: Condensed consolidated balance sheet (unaudited)

($ in millions)	Three Months Ended
	July 3, 2011	April 1, 2012	July 1, 2012
Current assets:
Cash and cash equivalents	$859	$782	$837
Accounts receivable - net	424	410	451
Other receivables	46	23	16
Assets held for sale	45	38	17
Current assets of discontinued operations	92	—	—
Inventories	571	619	644
Other current assets	122	117	96

Total current assets	2,159	1,989	2,061
Non-current assets:
Investments in equity-accounted investees	95	38	39
Non-current assets of discontinued operations	302	—	—
Other non-current assets	192	145	145
Property, plant and equipment	1,156	1,049	1,044
Identified intangible assets	1,426	1,173	1,061
Goodwill	2,468	2,288	2,186

Total non-current assets	5,639	4,693	4,475
Total assets	7,798	6,682	6,536

Current liabilities:
Accounts payable	561	462	524
Liabilities held for sale	21	22	5
Current liabilities of discontinued operations	36	—	—
Accrued liabilities	576	538	524
Short-term debt	641	382	52

Total current liabilities	1,835	1,404	1,105
Non-current liabilities:
Long-term debt	4,065	3,447	3,767
Non-current liabilities of discontinued operations	21	—	—
Other non-current liabilities	466	477	447

Total non-current liabilities	4,552	3,924	4,214
Non-controlling interests	193	186	201
Stockholders’ equity	1,218	1,168	1,016

Total equity	1,411	1,354	1,217
Total liabilities and equity	7,798	6,682	6,536

NXP Semiconductors

Table 3: Condensed consolidated statement of cash flow (unaudited)

($ in millions)	Three Months Ended
	July 3, 2011	April 1, 2012	July 1, 2012
Cash Flows from operating activities
Net income (loss)	$97	$(11)	$(74)
(Income) loss from discontinued operations, net of tax	2	(1)	—
Adjustments to reconcile net income (loss):
Depreciation and amortization	143	134	139
Net (gain) loss on sale of assets	(2)	—	—
(Gain) loss on extinguishment of debt	14	36	—
Results relating to equity accounted investees	15	(1)	45
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables	16	41	(57)
(Increase) decrease in inventories	(30)	12	(12)
Increase (decrease) in trade payables	17	1	71
(Increase) decrease in other receivables	1	(7)	18
Increase (decrease) in other payables	(113)	(65)	18
Changes in deferred taxes	(5)	(5)	(5)
Exchange differences	(85)	(53)	104
Other items	11	16	22

Net cash provided by (used for) operating activities	81	97	269
Cash flows from investing activities:
Purchase of identified intangible assets	(2)	(7)	(7)
Capital expenditures on property, plant and equipment	(71)	(39)	(74)
Proceeds from disposals of property, plant and equipment	2	—	1
Purchase of other non-current financial assets	(1)	—	—
Proceeds from the sale of other non-current financial assets	1	1	—
Purchase of interests in businesses	—	—	(2)

Net cash (used for) provided by investing activities	(71)	(45)	(82)
Cash flows from financing activities:
Net (repayments) borrowings of short-term debt	2	(5)	1
Amounts drawn under the revolving credit facility	200	330	—
Repayments under the revolving credit facility	—	—	(330)
Repurchase of long-term debt	(678)	(815)	—
Principal payments on long-term debt	(1)	(4)	(5)
Net proceeds from the issuance of long-term debt	496	464	331
Dividends paid to non-controlling interests	(67)	—	(39)
Cash proceeds from exercise of stock options	9	2	—
Purchase of treasury shares	—	—	(37)

Net cash provided by (used for) financing activities	(39)	(28)	(79)
Net cash provided by (used for) continuing operations	(29)	24	108
Cash flows from discontinued operations:
Net cash provided by (used for) operating activities	4	—	—
Net cash provided by (used for) investing activities	(10)	—	(45)
Net cash provided by (used for) financing activities	(2)	—	—

Net cash provided by (used for) discontinued operations	(8)	—	(45)

Net cash from continuing and discontinued operations	(37)	24	63
Effect of changes in exchange rates on cash positions	9	15	(8)

Increase (decrease) in cash and cash equivalents	(28)	39	55
Cash and cash equivalents at beginning of period	895	743	782

Cash and cash equivalents at end of period	867	782	837
Less: cash and cash equivalents at end of period-discontinued operations	(8)	—	—

Cash and cash equivalents at end of period-continuing operations	859	782	837

NXP Semiconductors

Table 4: Reconcilliation of GAAP to non-GAAP Segment Results (unaudited)

($ in millions)	Three Months Ended
	July 3, 2011	April 1, 2012	July 1, 2012
High Performance Mixed Signal (HPMS)	779	710	803
Standard Products	246	202	219

Product Revenue	1,025	912	1,022
Manufacturing Operations	83	57	62
Corporate and Other	13	9	10

Total Revenue	$1,121	$978	$1,094

HPMS Revenue	$779	$710	$803
Percent of Total Revenue	69.5%	72.6%	73.4%
HPMS segment GAAP gross profit	433	364	465
PPA effects	—	(2)	(7)
Restructuring	—	—	—
Other incidentals	—	—	(2)
Other adjustments	—	—	46

HPMS segment non-GAAP gross profit	$433	$366	$428

HPMS segment GAAP gross margin	55.6%	51.3%	57.9%
HPMS segment non-GAAP gross margin	55.6%	51.5%	53.3%
HPMS segment GAAP operating profit	112	71	159
PPA effects	(50)	(50)	(54)
Restructuring	(3)	—	1
Other incidentals	(1)	(2)	(10)
Other adjustments			46

HPMS segment non-GAAP operating profit	$166	$123	$176

HPMS segment GAAP operating margin	14.4%	10.0%	19.8%
HPMS segment non-GAAP operating margin	21.3%	17.3%	21.9%

Standard Products Revenue	$246	$202	$219
Percent of Total Revenue	21.9%	20.7%	20.0%
Standard Products segment GAAP gross profit	92	58	66
PPA effects	—	(1)	—
Restructuring	(1)	—	(1)
Other incidentals	—	—	—

Standard Products segment non-GAAP gross profit	$93	$59	$67

Standard Products segment GAAP gross margin	37.4%	28.7%	30.1%
Standard Products segment non-GAAP gross margin	37.8%	29.2%	30.6%
Standard Products segment GAAP operating profit	47	9	18
PPA effects	(15)	(13)	(13)
Restructuring	(1)	—	—
Other incidentals	—	—	(1)

Standard Products segment non-GAAP operating profit	$63	$22	$32

Standard Products segment GAAP operating margin	19.1%	4.5%	8.2%
Standard Products segment non-GAAP operating margin	25.6%	10.9%	14.6%

NXP Semiconductors

Table 4: Reconcilliation of GAAP to non-GAAP Segment Results (unaudited) (con’t)

($ in millions)	Three Months Ended
	July 3, 2011	April 1, 2012	July 1, 2012
Manufacturing Operations Revenue	$83	$57	$62
Percent of Total Revenue	7.4%	5.8%	5.7%
Manufacturing Operations segment GAAP gross profit	(15)	(7)	(3)
PPA effects	(3)	(2)	(2)
Restructuring	(3)	(2)	—
Other incidentals	(6)	(2)	(1)

Manufacturing Operations segment non-GAAP gross profit	$(3)	$(1)	$—

Manufacturing Operations segment GAAP gross margin	-18.1%	-12.3%	-4.8%
Manufacturing Operations segment non-GAAP gross margin	-3.6%	-1.8%	0.0%
Manufacturing Operations segment GAAP operating profit	(18)	(10)	(5)
PPA effects	(7)	(6)	(6)
Restructuring	(3)	(2)	—
Other incidentals	(7)	(2)	2

Manufacturing Operations segment non-GAAP operating profit	$(1)	$—	$(1)

Manufacturing Operations segment GAAP operating margin	-21.7%	-17.5%	-8.1%
Manufacturing Operations segment non-GAAP operating margin	-1.2%	0.0%	-1.6%

Corporate and Other Revenue	$13	$9	$10
Percent of Total Revenue	1.2%	0.9%	0.9%
Corporate and Other segment GAAP gross profit	13	9	10
PPA effects	—	—	—
Restructuring	—	—	—
Other incidentals	—	—	—

Corporate and Other segment non-GAAP gross profit	$13	$9	$10

Corporate and Other segment GAAP gross margin	NM	NM	NM
Corporate and Other segment non-GAAP gross margin	NM	NM	NM
Corporate and Other segment GAAP operating profit	(8)	(15)	(16)
PPA effects	—	—	—
Restructuring	(1)	(6)	(2)
Other incidentals	(8)	(5)	(11)

Corporate and Other segment non-GAAP operating profit	$1	$(4)	$(3)

Corporate and Other segment GAAP operating margin	NM	NM	NM
Corporate and Other segment non-GAAP operating margin	NM	NM	NM

NXP Semiconductors

Table 5: Financial Reconcilliation of GAAP to non-GAAP Results (unaudited)

($ in millions except share data)	Three Months Ended
	July 3, 2011	April 1, 2012	July 1, 2012
Revenue	$1,121	$978	$1,094
GAAP Gross profit	$523	$424	$538
PPA effects	(3)	(5)	(9)
Restructuring	(4)	(2)	(1)
Other incidentals	(6)	(2)	(3)
Other adjustments	—	—	46

Non-GAAP Gross profit	$536	$433	$505

GAAP Gross margin	46.7%	43.4%	49.2%
Non-GAAP Gross margin	47.8%	44.3%	46.2%
GAAP Research and development	$(165)	$(148)	$(156)
PPA effects	—	—	—
Restructuring	(3)	—	1
Other incidentals	(2)	(2)	(6)

Non-GAAP Research and development	$(160)	$(146)	$(151)

GAAP Selling, general and administrative	$(229)	$(222)	$(231)
PPA effects	(69)	(64)	(64)
Restructuring	(1)	(6)	(2)
Other incidentals	(8)	(5)	(13)

Non-GAAP Selling, general and administrative	$(151)	$(147)	$(152)

GAAP Other income (expense)	$4	$1	$5
PPA effects	—	—	—
Restructuring	—	—	1
Other incidentals	—	—	2

Non-GAAP Other income (expense)	$4	$1	$2

GAAP Operating income (loss)	$133	$55	$156
PPA effects	(72)	(69)	(73)
Restructuring	(8)	(8)	(1)
Other incidentals	(16)	(9)	(20)
Other adjustments	—	—	46

Non-GAAP Operating income (loss)	$229	$141	$204

GAAP Operating margin	11.9%	5.6%	14.3%
Non-GAAP Operating margin	20.4%	14.4%	18.6%
GAAP Financial income (expense)	$(19)	$(73)	$(178)
Foreign exchange gain (loss) on debt	85	53	(104)
Gain (loss) on extinguishment of long term debt	(14)	(36)	—
Other financial expense	(11)	(14)	(4)

Non-GAAP Financial income (expense)	$(79)	$(76)	$(70)

GAAP Income tax benefit (provision)	$—	$5	$(7)
Other adjustments	7	9	(2)

Non-GAAP Cash tax (expense)	$(7)	$(4)	$(5)

GAAP Results relating to equity-accounted investees	$(15)	$1	$(45)
Other adjustments	(15)	1	(45)

Non-GAAP Results relating to equity-accounted investees	$—	$—	$—

GAAP Income (loss) from continuing operations	$99	$(12)	$(74)
PPA effects	(72)	(69)	(73)
Restructuring	(8)	(8)	(1)
Other incidentals	(16)	(9)	(20)
Other adjustments	52	13	(109	)1)

Non-GAAP Income (loss) from continuing operations	$143	$61	$129

GAAP Income (loss) on discontinued operations - net of tax	$(2)	$1	$—
Other adjustments	(2)	1	—

Non-GAAP Income (loss) from discontinued operations	$—	$—	$—

GAAP Net income (loss) attributable to stockholders	$84	$(24)	$(90)
PPA effects	(72)	(69)	(73)
Restructuring	(8)	(8)	(1)
Other incidentals	(16)	(9)	(20)
Other adjustments	50	14	(109	)1)

Non-GAAP Net income (loss) attributable to stockholders	$130	$48	$113 2)

GAAP Weighted average shares - diluted	256,273	247,979	248,272
Non-GAAP Adjustment	—	4,865	5,115

Non-GAAP Weighted average shares - diluted	256,273	252,844	253,387

GAAP Diluted net income (loss) attributable to stockholders per share	$0.33	$(0.10)	$(0.36)
Non-GAAP Diluted net income (loss) attributable to stockholders per share	$0.51	$0.19	$0.45

1)

Includes: Other adjustments Cost of Revenue $46 million; Foreign exchange loss on debt: $(104) million; Other financial expense: $(4) million; Results relating to equity-accounted investees: $(45) million; and difference between book and cash income taxes: $(2) million.

2)	Includes stock based compensation expense of $11 million. Stock based compensation expense of $4 million, which resulted from a modification, is not included in the non-GAAP results.

NXP Semiconductors

Table 6: Adjusted EBITDA (unaudited)

($ in millions)	Three Months Ended
	July 3, 2011	April 1, 2012	July 1, 2012
Net Income	$97	$(11)	$(74)
Income (loss) on discontinued operations	(2)	1	—

Income (loss) from continuing operations	$99	$(12)	$(74)

Reconciliing items to EBITDA
Financial (income) expense	19	73	178
Benefit (provision) for income taxes	—	(5)	7
Depreciation	72	63	62
Amortization	71	71	77

EBITDA	$261	$190	$250

Reconciling items to adjusted EBITDA
Results of equity-accounted investees	15	(1)	45
Restructuring 1)	7	7	1
Other incidental items 1)	16	9	19
Other adjustments	—	—	(46)

Adjusted EBITDA	$299	$205	$269

Trailing twelve month adjusted EBITDA	$1,164	$1,004	$974

1) Excluding depreciation property, pland and equipment related to:
Restructuring	1	1	—
Other incidental items	—	—	1

For further information, please contact:

Investors:

Jeff Palmer

jeff.palmer@nxp.com

+1 408 518 5411

Media:

Lieke de Jong-Tops

lieke.de.jong-tops@nxp.com

+31(0)40 272 5202